Mail Stop 4561

March 29, 2006

Mr. Mark P. Cattini
President and Chief Executive Officer
MapInfo Corporation
One Global View
Troy, New York 12180

> **Re:** **MapInfo Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005**
> **File No. 000-23078**

Dear Mr. Cattini:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2005, 2004 and 2003

Net Revenues, page 23

1.   We note your disclosure, "The increase in product and service revenues was mainly due to the acquisitions and increased revenue from our targeted vertical markets." Tell us your consideration for disclosing the extent to which increases not related to acquisitions are attributable to increases in prices or volume or amount of goods or services being

sold or to the introduction of new products or services pursuant to Regulation S-K, Item 303 (a)(3)(iii). Further, tell us your consideration for clarifying the reasons that you were successful in increasing sales to your targeted vertical markets and whether such underlying reasons represent a trend. We refer you to SEC Release 33-8350, Section III.B.3 and 4.

2.   Your disclosure also quantifies increases in revenue on a geographic basis. Tell us your consideration for disclosing the underlying reasons such revenue increased. For example, you disclose the reason revenue increased by 29% in the Asia-Pacific region was "primarily due to increased revenue in Australia." When discussing such increases, you should also analyze the reasons underlying the increase in revenues and indicate whether such increases represent a trend.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

3.   Your disclosure indicates your multiple element arrangements consist primarily of software licenses and maintenance. However, your filing indicates that your arrangements can include any of the other products or services that you offer, such as data products, data maintenance and/or professional services. If this is correct, clarify how you allocate arrangement value to these elements and how you disclosure addresses this policy.

4.   Your disclosure indicates that you defer revenue if you cannot determine the fair value of any undelivered element. Clarify whether this is a general policy disclosure or whether you have undelivered elements for which you are unable to establish vendor specific objective evidence ("VSOE") of fair value. In addition, tell us whether you have established VSOE of fair value of your software and data product maintenance separately.

5.   Your disclosure indicates that all of your deliverables are within the scope of SOP 97-2, as amended. Tell us whether your data products are software deliverables pursuant to SOP 97-2, paragraphs 2 and 9. If not, tell us how you considered EITF Issue No. 03-5 when determining whether the data products (and related services) are software related and included in the scope of SOP 97-2. In addition, tell us whether your arrangements include any other elements that are not software related based on the guidance in EITF Issue No. 03-5.

6.   Your disclosure on page 20 indicates that you sell data sets as a product with a separate service element for maintenance. Please tell us the nature of your data sets to supplement your disclosure on pages 5-6. In this respect, clarify exactly what you provide to your customers upon initial product delivery as compared to the services you provide under

the maintenance agreement. Explain whether all data set sales involve the delivery of a program, or whether such sales provide access to information. Further, clarify how you have determined that data set sales involves the sale of a product sale as opposed to a continuous service.

7.   We note from your website that you offer a hosted version of your software license. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us whether you classify hosting sales as product or service revenue. In your response provide your hosting revenues recognized for all periods presented.

Note 11. Income Taxes, pages 59-61

8.   We note that $3.9 million and $2.6 million of the goodwill recorded resulting from the MarkeTech Systems, Inc. and Southbank Systems Limited acquisitions, respectively, is expected to be deductible for tax purposes. Tell us your consideration of SFAS 142, paragraph 41, when accounting for the deferred tax impact of such goodwill and for disclosing such policy. Similar, explain how you are accounting for the deferred tax impact of the indefinite lived trademarks acquired in the Southbank Systems Limited acquisition.

Form 8-K filed on February 2, 2006

9.   We note your use of non-GAAP measures under Item 2.02 of the Form 8-K noted above. Please note the following observations regarding your Non-GAAP measures:

·   We note that your non-GAAP financial measure includes a discussion of non-GAAP earnings per share. When you use non-GAAP earnings per share measures, ensure that you reconcile the non-GAAP earnings per share to earnings per share as calculated and presented in accordance with GAAP. Refer to Regulation S-K, Item 10(e)(i)(B).

·   We note that the non-GAAP measure you have presented excludes stock compensation expense. Demonstrate the usefulness of the Non-GAAP measure in assessing performance when stock based compensation is a result of your operations and has contributed to your performance. Refer to Section G of SAB 107 and Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

·   If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Section G of SAB 107 and the guidance set forth in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Mark P. Cattini
MapInfo Corporation
March 29, 2006
page 5

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief